PLAN OF CONVERSION OF

LIFEVANTAGE CORPORATION, a Colorado corporation,

INTO

LIFEVANTAGE CORPORATION, a Delaware corporation

This PLAN OF CONVERSION (this “Plan”), dated as of March 9, 2018, is hereby adopted by LifeVantage Corporation, a Colorado corporation (“LifeVantage-Colorado”), in order to set forth the terms, conditions and procedures governing the conversion of LifeVantage-Colorado into a Delaware corporation pursuant to Section 7-111-101.5 of the Colorado Business Corporation Act (as amended, the “CBCA”), Sections 7-90-201 and 7-90-202 of the Colorado Corporations and Associations Act (as amended, the “CCAA”) and Section 265 of the Delaware General Corporation Law (as amended, the “DGCL”).

WHEREAS, LifeVantage-Colorado’s Board of Directors has approved the Conversion (as defined below) and submitted this Plan to the shareholders of LifeVantage-Colorado for approval, and the shareholders have approved this Plan.

NOW, THEREFORE, LifeVantage-Colorado does hereby adopt this Plan to effectuate the conversion of LifeVantage-Colorado into a Delaware corporation as follows:

1.Conversion. Upon and subject to the terms and conditions of this Plan and pursuant to the relevant provisions of the CBCA, CCAA and the DGCL, including, without limitation, Section 7-111-101.5 of the CBCA, Sections 7-90-201 and 7-90-202 of the CCAA and Sections 103 and 265 of the DGCL, LifeVantage-Colorado shall convert (referred to herein as the “Conversion”) into a Delaware corporation named “LifeVantage Corporation” (referred to herein as “LifeVantage-Delaware”) at the Effective Time (as defined in Section 3 below). LifeVantage-Delaware shall thereafter be subject to all of the provisions of the DGCL, except that notwithstanding Section 106 of the DGCL, the existence of LifeVantage-Delaware shall be deemed to have commenced on the date LifeVantage-Colorado commenced its existence in Colorado.

2.Effect of Conversion. Following the Conversion, LifeVantage-Delaware shall, for all purposes of the laws of the State of Delaware and Colorado, be deemed to be the same entity as LifeVantage-Colorado. Upon the Effective Time, all of the rights, privileges and powers of LifeVantage-Colorado, and all property, real, personal and mixed, and all debts due to LifeVantage-Colorado, as well as all other things and causes of action belonging to LifeVantage-Colorado, shall remain vested in LifeVantage-Delaware and shall be the property of LifeVantage-Delaware and the title to any real property vested by deed or otherwise in LifeVantage-Colorado shall not revert or be in any way impaired, but all rights of creditors and all liens upon any property of LifeVantage-Colorado shall be preserved unimpaired, and all debts, liabilities and duties of LifeVantage-Colorado shall remain attached to LifeVantage-Delaware and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as a Delaware corporation. The rights, privileges, powers and interests in property of LifeVantage-Colorado, as well as the debts, liabilities and duties of LifeVantage-Colorado, shall not be deemed, as a consequence of the Conversion, to have been transferred to LifeVantage-Delaware for any purpose of the laws of the State of Delaware. The Conversion shall not be deemed to affect any obligations or liabilities of LifeVantage-Colorado incurred prior to the Effective Time or the personal liability of any person incurred prior thereto. LifeVantage-Colorado shall not be required to wind up its affairs or pay its liabilities and distribute its assets, and the Conversion shall not be deemed to constitute a dissolution of LifeVantage-Colorado and shall constitute a continuation of the existence of LifeVantage-Colorado in the form of a Delaware corporation. LifeVantage-Delaware is the same entity as LifeVantage-Colorado.

3.Effective Time. Provided that this Plan has not been terminated or deferred pursuant to Section 14 hereof, the Conversion shall be effected as soon as practicable after the shareholders of LifeVantage-Colorado have approved this Plan. Subject to the foregoing, unless another date and time is specified, the Conversion shall be effective upon (a) the filing with the Secretary of State of the State of Colorado of a duly executed Statement of Conversion meeting the requirements of Section 7-90-201.7 of the CCAA substantially in the form of Exhibit A hereto (the “Colorado Statement of Conversion”) and (b) the filing with the Secretary of State of the State of Delaware of (i) a duly executed Certificate of Conversion meeting the requirements of Sections 103 and 265 of the DGCL in substantially the form of Exhibit B hereto (the “Delaware Certificate of Conversion”), and (ii) a duly executed Certificate of Incorporation of LifeVantage-Delaware in the form specified below (the “Effective Time”).

4.Governance and Other Matters Related to LifeVantage-Delaware.

a.Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of LifeVantage-Delaware shall be as set forth in substantially the form of Exhibit C attached hereto (the “Certificate of Incorporation”) and shall be filed with the Secretary of State of the State of Delaware.

b.Bylaws. At the Effective Time, the Bylaws of LifeVantage-Delaware shall be as set forth in substantially the form of Exhibit D attached hereto (the “Bylaws”), and shall be adopted as such by the Board of Directors of LifeVantage-Delaware. Thereafter, the Bylaws may be amended by the Board of Directors or stockholders of LifeVantage-Delaware as provided in the Bylaws and, as applicable, the Certificate of Incorporation.

c.Directors and Officers. The members of the Board of Directors and the officers of LifeVantage-Colorado immediately prior to the Effective Time shall continue in office following the Effective Time as directors and officers of LifeVantage-Delaware, respectively, until the expiration of their respective terms of office and until their successors have been duly elected and have qualified, or until their earlier death, resignation or removal.

5.Effect of the Conversion on the Common Stock of LifeVantage-Colorado. Subject to the terms and conditions of this Plan, at the Effective Time, automatically by virtue of the Conversion and without any further action on the part of LifeVantage-Colorado, LifeVantage-Delaware or any shareholder or stockholder thereof, respectively, each share of common stock, par value $.0001 per share, of LifeVantage-Colorado (the “LifeVantage-Colorado Common Stock”), shall convert into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of LifeVantage-Delaware (the “LifeVantage-Delaware Common Stock”).

6.Effect of the Conversion on Outstanding Warrants or Other Rights of LifeVantage-Colorado. Subject to the terms and conditions of this Plan, at the Effective Time, automatically by virtue of the Conversion and without any further action on the part of LifeVantage-Colorado, LifeVantage-Delaware or any shareholder or stockholder thereof, respectively, each warrant or other right, of LifeVantage-Colorado (the “LifeVantage-Colorado Common Stock”), shall convert into an equivalent warrant or other right to acquire, upon the same terms and conditions (including the exercise price per share applicable to each such warrant or other right) as were in effect immediately prior to the Effective Time, the same number of shares of LifeVantage-Delaware.

7.Stock Certificates. From and after the Effective Time, all of the outstanding certificates that prior to that time represented shares of LifeVantage-Colorado Common Stock shall be deemed for all purposes to evidence ownership of and to represent the shares of LifeVantage-Delaware Common Stock into which the shares represented by such certificates have been converted as provided herein. The registered owner on the books and records of LifeVantage-Delaware or its transfer agent of any such outstanding stock certificate shall, until such certificate shall have been surrendered for transfer or conversion or otherwise accounted for to LifeVantage-Delaware or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of LifeVantage-Delaware evidenced by such outstanding certificate as provided above.

8.Employee Benefit and Compensation Plans. At the Effective Time, each employee benefit plan, incentive compensation plan, equity incentive plan, stock purchase plan, restricted stock unit agreement, cash-settled performance unit, stock option agreement and other similar plans and agreements to which LifeVantage-Colorado is then a party shall be automatically assumed by, and continue to be the plan of, LifeVantage-Delaware, without further action by LifeVantage-Colorado or LifeVantage-Delaware or any other party thereto. To the extent any employee benefit plan, incentive compensation plan, equity incentive plan, restricted stock unit, cash-settled performance unit, stock option agreement or other similar plan provides for the issuance or purchase of, or otherwise relates to, LifeVantage-Colorado Common Stock, after the Effective Time, such plan or agreement shall be deemed to provide for the issuance or purchase of, or otherwise relate to, the LifeVantage-Delaware Common Stock.

9.Outstanding Awards. At the Effective Time, all outstanding stock options, purchase rights, restricted stock awards, restricted stock units and other stock awards relating to the LifeVantage-Colorado Common Stock shall, by virtue of the Conversion and without any further action on the part of LifeVantage-Colorado, LifeVantage-Delaware or the holder thereof, continue on the same terms and conditions and be assumed by LifeVantage-Delaware, provided that all such awards shall be deemed to provide for the issuance or purchase of, or otherwise relate to, the LifeVantage-Delaware Common Stock.

10.Filings, Licenses, Permits, Titled Property, Etc. As necessary, following the Effective Time, LifeVantage-Delaware shall apply for new qualifications to conduct business (including as a foreign corporation), licenses, permits and similar authorizations on its behalf and in its own name in connection with the Conversion and to reflect the fact that it is a Delaware corporation. As required or appropriate, following the Effective Time, all real, personal or intangible property of LifeVantage-Colorado which was titled or registered in the name of LifeVantage-Colorado shall be re-titled or re-registered, as applicable, in the name of LifeVantage-Delaware by appropriate filings and/or notices to the appropriate parties (including, without limitation, any applicable governmental agencies).

11.Further Assurances. If, at any time after the Effective Time, LifeVantage-Delaware shall determine or be advised that any deeds, bills of sale, assignments, agreements, documents or assurances or any other acts or things are necessary, desirable or proper, consistent with the terms of this Plan to vest, perfect or confirm, of record or otherwise, in LifeVantage-Delaware its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of LifeVantage-Colorado, or to otherwise carry out the purposes of this Plan, LifeVantage-Delaware and its proper officers and directors (or their designees), are hereby authorized to execute and deliver, in the name and on behalf of LifeVantage-Colorado, all such deeds, bills of sale, assignments, agreements, documents and assurances and do, in the name and on behalf of LifeVantage-Colorado, all such other acts and things necessary, desirable to vest, perfect or confirm, of record or otherwise, in LifeVantage-Delaware its right, title or interest in, to or under any of the rights, privileges, immunities, powers, purposes, franchises, properties or assets of LifeVantage-Colorado, or to otherwise carry out the purposes of this Plan and the Conversion.

12.Implementation and Interpretation; Termination and Amendment. This Plan shall be implemented and interpreted, prior to the Effective Time, by the Board of Directors of LifeVantage-Colorado and, upon the Effective Time, by the Board of Directors of LifeVantage-Delaware, (a) each of which shall have full power and authority to delegate and assign any matters covered hereunder to any other party(ies), including, without limitation, any officers of LifeVantage-Colorado or LifeVantage-Delaware, as the case may be, and (b) the interpretations and decisions of which shall be final, binding, and conclusive on all parties.

13.Delaware Indemnification Agreements. As promptly as practicable following the Effective Time, LifeVantage-Delaware shall enter into an indemnification agreement with each member of the Board of Directors of LifeVantage-Delaware and each executive officer of LifeVantage-Delaware.

14.Amendment. This Plan may be amended or modified by the Board of Directors of LifeVantage-Colorado at any time prior to the Effective Time, provided that an amendment made subsequent to the approval of this Plan by the shareholders of LifeVantage-Colorado shall not alter or change (a) the amount or kind of shares or other securities to be received by the shareholders hereunder, (b) any term of the Certificate of Incorporation or the Bylaws, other than changes permitted to be made without stockholder approval by the DGCL, or (c) any of the terms and conditions of this Plan if such alteration or change would adversely affect the holders of any class or series of the stock of LifeVantage-Colorado.

15.Termination or Deferral. At any time before the Effective Time, (a) this Plan may be terminated and the Conversion may be abandoned by action of the Board of Directors of LifeVantage-Colorado, notwithstanding the approval of this Plan by the shareholders of LifeVantage-Colorado, or (b) the consummation of the Conversion may be deferred for a reasonable period of time if, in the opinion of the Board of Directors of LifeVantage-Colorado, such action would be in the best interest of LifeVantage-Colorado and its shareholders. In the event of termination of this Plan, this Plan shall become void and of no effect and there shall be no liability on the part of LifeVantage-Colorado or its Board of Directors or shareholders with respect thereto.

16.Third Party Beneficiaries. This Plan shall not confer any rights or remedies upon any person or entity other than as expressly provided herein.

17.Severability. Whenever possible, each provision of this Plan will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Plan is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Plan.

[Signature page follows]

IN WITNESS WHEREOF, Lifevantage Corporation, a Colorado corporation, has caused this Plan to be executed by its duly authorized representative as of the date first stated above.

Lifevantage Corporation, a Colorado corporation

By:	/s/ Darren Jensen
Name:	Darren Jensen
Title:	President and Chief Executive Officer

Exhibit A

Colorado Statement of Conversion

Exhibit B

Delaware Certificate of Conversion

Exhibit C

Certificate of Incorporation

Exhibit D

Bylaws